CONTACT:
MEDIA: Janet Ko
(905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Catherine Love
 (905) 267-4230 catherine.love@mdsinc.com

For Immediate Release:

MDS Inc. Completes Divestiture
of MDS Pharma Services Early Stage Business

Company to Focus on MDS Nordion

TORONTO, Canada, March 8, 2010 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global health sciences markets, today announced that it has completed the divestiture of its MDS Pharma Services Early Stage business.

“The completion of this transaction marks the end of the Company’s strategic repositioning and enables us to move forward with a focus on MDS Nordion,” said Steve West, Chief Executive Officer of MDS Inc. “We are committed to serving our customers by further building our leadership positions in medical imaging and radiotherapeutics, and sterilization technologies.”

MDS is providing transition services to the buyers of the businesses it has sold and has initiated the relocation of its corporate headquarters to Ottawa. These activities are expected to be substantially complete by the end of 2010. In addition, the divestiture of the MDS Pharma Services Early Stage business does not include the facility in Montreal, Canada, which is expected to be closed by the end of February 2011.

MDS Strategic Repositioning
Background materials pertaining to the new strategic direction for MDS Inc. can be found on MDS Inc.’s Website at http://www.mdsinc.com/strategic_repositioning_of_mds/index.asp.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of innovative technologies for use in medical imaging and radiotherapeutics, and sterilization technologies benefiting the lives of millions of people in more than 70 countries around the world. Our products and services are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. MDS has more than 850 highly skilled people in five locations. Find out more at www.mdsinc.com or www.mdsnordion.com.

SOURCE: MDS